Exhibit 99.48

CANNTRUST™ STARTS TRADING ON THE TORONTO STOCK EXCHANGE

VAUGHAN, ON, March 2, 2018 /CNW/ - CannTrust Holdings Inc. ("CannTrust" or the "Company"), a licensed producer of medical cannabis under the Health Canada Access to Cannabis for Medical Purposes Regulation ("ACMPR") program, is pleased to announce that common shares of the Company will commence trading on the Toronto Stock Exchange (the “TSX”) effective on Monday March 5, 2018. Shares will continue to trade under the symbol “TRST”. In conjunction with the listing on the TSX, the common shares of the Company will be voluntarily delisted from the CSE, effective close of trading today Friday March 2, 2018.

"Graduating to the TSX reflects the amazing progress we have made since listing on the CSE in August last year and represents yet another important milestone for CannTrust as we continue our successful journey as one of Canada's leading cannabis companies" said Eric Paul, Chief Executive Officer of CannTrust.

CannTrust's listing on the Canadian Securities Exchange played an important role in the publicly recognized growth of the Company and this new listing on the TSX will allow a whole new category of investors to participate in the CannTrust story.

About CannTrust™

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust™ brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 60,000 square foot state-of-the-art hydroponic facility in Vaughan, Ontario, as well as the recently completed 250,000 square foot Phase 1 redevelopment of its 430,000 square foot Niagara Greenhouse Facility. The Phase 2 expansion is underway and is anticipated to be completed and in cultivation towards the middle of 2018.

CannTrust™ is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Final Long Form Prospectus dated August 11, 2017 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust's Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information: CannTrust Holdings Inc., Ivy Fung, Investor@canntrust.ca, www.canntrust.ca/investor-relations, 1-833-688-TRST (8778)

RELATED LINKS

www.canntrust.ca